Exhibit 99.1         Comparative Trading Volume Data in Tabular Form

	Rubicon common shares – Canada	Rubicon common shares – U.S.
Total trading volume (2015)	494,138,230	383,993,837
Total trading volume, % (2015)	56.27%	43.73%
ADTV (January 30, 2015-January 29, 2016)	2,189,032	1,575,060
ADTV, % (January 30, 2015-January 29, 2016)	58.16%	41.84%